Exhibit 99.1

Cian PLC Announces Third Quarter 2021 Financial Results

Larnaca, Cyprus, November 24, 2021 - Cian PLC (NYSE: CIAN, MOEX: CIAN) (“Cian” or the “Company”), a leading online real estate classifieds platform in Russia, today announced its financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Key Financial and Operational Highlights1

•	Revenue increased by 44% Y-o-Y to RUB 1 557 million ($21.4 million).

•	Adjusted EBITDA[2] increased by 78% Y-o-Y to RUB 151 million ($2.1 million).

•	Adjusted EBITDA Margin[2] improved by 1.8 ppt Y-o-Y and reached 9.7%.

•	Net loss for the period widened by 25% Y-o-Y to RUB 299 million ($4.1 million).

•	Average UMV (Unique Monthly Visitors)[3] increased by 4% Y-o-Y to 18.7 million.

•	Core Business revenue increased by 41% Y-o-Y to RUB 1 470 million ($20.2 million).

•	Core Business Adjusted EBITDA[4] increased by 102% YoY to RUB 340 million ($4.7 million).

•	Core Business Adjusted EBITDA Margin[2,5] improved by 6.9 ppt Y-o-Y and reached 23.1%.

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1.00)

2 Adjusted EBITDA, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

3 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019 and their respective interim periods, Average UMV is calculated based on Google Analytical data; for the third quarter of 2021, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.

4 Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in this release are our segment measures of profit or loss and, therefore, are not considered non-IFRS financial measures. The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA include adjustments for lease-related amortization and interest, capitalized development costs, and operating expense related to software licenses. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures.

5 Defined as Core Business Adjusted EBITDA divided by Core Business revenue for the respective periods. Adjusted EBITDA, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are non-IFRS measures. See “Non-IFRS Financial Measures and Supplemental Financial Information” elsewhere in this release for a description of these measures and their reconciliation from the most directly comparable IFRS financial measures.

Third Quarter 2021 Product and Corporate Events Highlights

•	Re-launch of monetization in secondary residential and commercial real estate verticals in 12 regions bringing the total number of monetized regions to 21 (including Moscow, the Moscow region, Saint Petersburg and the Leningrad region).

•

Successful launch of Cian.Transaction, a new online transaction service that enables execution of real estate transactions online, including document checking, verification, signing, letter of credit services and registration.

•	Appointment of a Board of Directors, in connection with our initial public offering (“IPO”), comprised of top technology and property tech industry experts and finance professionals, including Simon Baker (former CEO of REA Group and seasoned tech investor), Chloe Harford (former senior vice president of strategy at Zillow Group), Gilles Blanchard (founder of SeLoger and early investor in Zameen) and Douglas Gardner (Board Member and Chair of Audit Committee at Kaspi.kz).

Maxim Melnikov, Chief Executive Officer of Cian PLC commented: “First and foremost I would like to congratulate everyone again on our successful IPO. I want to thank our team for doing an amazing job, growing, developing and leading Cian forward day by day since our inception in 2001, our partners for their trust and for helping us to enhance and improve our products and services, our shareholders for supporting us and of course our investors – thank you and welcome to the expanded family of shareholders of our uniquely attractive business. Our management team is excited about starting the new and exhilarating journey, where we would grow and develop Cian together. Apart from our IPO, I am pleased to say that this quarter we demonstrated strong growth, increasing our revenues by 44% compared to the same period of the prior year, enhancing our monetization and expanding our product portfolio. Our results demonstrate the effectiveness of our monetization strategy in our core markets as well as on a federal scale, increasing attractiveness of our product and service proposition and Cian's market leading position. We will continue to execute our strategy investing in promoting and expanding our platform and building up a wider end-to-end-value proposition for our users to ensure long term growth and leadership of Cian.”

Third Quarter 2021 Results

Factors affecting year over year trends and comparisons6

When reviewing year over year dynamics for 2021 versus 2020 we believe it is important to take into account certain factors that affected the Russian real estate market demand and supply as well as corresponding annual and quarterly trends in 2020.

We believe that quarterly trends in the real estate market in 2020 were particularly characterized by the following events: (i) measures introduced by the government to contain the spread of the COVID-19 pandemic including primarily lockdowns in Moscow and other regions which led to a low level of real estate demand in the second quarter of 2020 and correspondingly a low comparative base for the same period of 2021; (ii) extensive economic stimulus including the mortgage subsidy program introduced by the government shortly after which led to historically low mortgage rates and resulted in unusually high levels of real estate demand in the third quarter 2020 warranting a high comparative base for the same period of 2021. This was further amplified by the low level of supply of new properties on the market impacted by a slowdown in construction due to the COVID-19 pandemic resulting in significant decrease in the number of properties available by the mid 2021. We believe that the aforementioned factors and the corresponding fluctuation in real estate market, which affected our revenues and results of operations, were in some ways specific to 2020 and should be taken into account when analyzing year over year dynamics for the abovementioned periods and may not be representative of any future trends.

6 For the full disclosure of the Impact of the COVID-19 pandemic on our operations and financial position please see the relevant section of this release

Revenue

Revenue for the three months ended September 30, 2021 amounted to RUB 1 557 million compared to RUB 1 081 million for the three months ended September 30, 2020, demonstrating an increase of RUB 476 million, or 44%. Revenue growth was primarily driven by growth of the Core Business segment, as well as the Mortgage Marketplace segment.

The following table sets forth a breakdown of our revenue by segment and type for the periods indicated:

	Three months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021	Y-o-Y growth
	RUB	RUB	USD (1)
Total Revenue	1 081	1 557	21.4	44%
Core Business, including	1 039	1 470	20.2	41%
Listing revenue	644	955	13.1	48%
Lead generation revenue	285	348	4.8	22%
Display advertising revenue	108	161	2.2	49%
Mortgage Marketplace	26	72	1.0	177%
Valuation and Analytics	15	7	0.1	(53)%
C2C Rental	1	1	0.0	0%
End-to-End Offerings	-	7	0.1	100%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1.00)

Core Business segment revenue

Core business revenue reached RUB 1 470 million for the three months ended September 30, 2021, increasing by 41% compared to RUB 1 039 million for the three months ended September 30, 2020. Core business revenue growth was driven by a positive performance across all key revenue streams – listing revenue, representing secondary real estate and commercial real estate verticals, as well as lead generation and display advertising revenue, predominantly representing primary real estate vertical.

Core business revenue in Moscow and the Moscow region for the three months ended September 30, 2021 was RUB 1 058 million, an increase of RUB 225 million or 27% compared to RUB 833 million for the same period of the prior year. Core business revenue in other Russian regions for the three months ended September 30, 2021 was RUB 412 million, doubling as compared to RUB 206 million for the same period of the prior year.

Listing revenue (secondary and commercial real estate verticals)

Listing revenue increased by 48% to RUB 955 million for the three months ended September 30, 2021 from RUB 644 million for the same period of the prior year.

The following table presents the listing revenue, the number of listings and the average daily revenue per listing for the periods indicated:

	Three months ended (unaudited)
	September 30, 2020	September 30, 2021	Y-o-Y growth
Listing revenue, including (RUB, million)	644	955	48%
Moscow and Moscow Region	511	640	25%
Other Russian Regions	133	315	137%

Listings(1), including (million)	2.38	1.90	(20)%
Moscow and Moscow Region	0.37	0.31	(17)%
Other Russian Regions	2.01	1.59	(21)%

Average daily revenue per listing(2) (RUB)	3.0	5.5	86%
Moscow and Moscow Region	15.1	22.7	50%
Other Russian Regions	0.7	2.1	199%

1 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

2 Average daily revenue per listing is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period

We believe that the growth of the Сore Business listing revenue was primarily driven by the following factors:

(i)	re-launch of monetization of listing services following its temporary suspension from April 2020 due to the COVID-19 pandemic. This includes the effect of the listing services monetization re-launch in Moscow, the Moscow region, St. Petersburg and the Leningrad region in June 2020 that was partially offset by certain discounts offered in the third quarter of 2020 as well as continued re-launch of monetization in certain other Russian regions with the total number of monetized regions (where base listing services in both secondary residential and commercial listing are monetized) reaching 21 (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of September 30, 2021;

(ii)	listings services price increase in the first quarter of 2021, which was implemented as a part of regular review of listing rates;

(iii)	increasing penetration of the subscription model with over 49% of listing revenue coming from subscriptions in the three months ended September 30, 2021 as compared to only 16% in the comparable period of the prior year; and

(iv)	revenue contribution from the N1 Group, which was acquired in February 2021.

Listing revenue growth was partially offset by changes into the VAT exemption rules under the Russian Tax Code which came into effect on January 1, 2021. Following such changes, we no longer qualify for a VAT exemption applied prior to January 1, 2021 and hence starting from beginning of this year, we bear the applicable VAT in full.

In the three months ended September 30, 2021, we had approximately 1.9 million listings on our platform (not including the N1 Group), compared to approximately 2.4 million in the three months ended September 30, 2020. The decrease in the number of listings was predominantly driven by the temporary decrease in the numbers of properties listed in the market following a period of an active demand stimulated by the Russian government measures described above. We do not expect the number of listed properties to decline significantly going forward based on the market trends we currently observe. In addition, the decrease in the number of listings was amplified by re-launch of monetization in certain regions throughout 2021. We observed that re-launches of monetization customarily lead to removal of predominantly stale, duplicate and otherwise illiquid listings.

Lead generation and display advertising revenue (primary real estate vertical)

Lead generation revenue increased by 22% to RUB 348 million in the three months ended September 30, 2021 from RUB 285 million in the three months ended September 30, 2020. Display advertising revenue increased by 49% to RUB 161 million for the three months ended September 30, 2021.

The growth of Core Business lead generation revenue was driven mainly by the increase in the average revenue per lead to developers. Increase in the average revenue per lead to developers resulted primarily from price increases, which were introduced on the lead generation products in April 2021 as well as the enhancement and growing penetration of some of the value-added services, such as the auction tool. The growth of the average revenue per lead to developers was offset by a decline in the number of leads to developers from approximately 75 thousand in the third quarter 2020 to approximately 57 thousand in the third quarter 2021. The decline in the number of leads to developers was driven by several factors including predominantly abnormally high levels of real estate demand in the third quarter 2020 as compared to the third quarter 2021 driven by the Russian government’s mortgage subsidy program that was initially launched in April 2020 and prolonged, but scaled back in July 2021. The pressure on the number of leads was further exacerbated by the low level of supply of new properties on the market impacted by a slowdown in construction due to the COVID-19 pandemic. The decline in the number of leads to developers was further balanced by the growth of online display advertising driven by shift of developers advertising budgets from offline advertising channels to online.

Mortgage Marketplace segment revenue

Mortgage Marketplace revenue was RUB 72 million for the three months ended September 30, 2021 compared to RUB 26 million for the same period of the prior year, corresponding to an increase of RUB 46 million or 177% driven by run over effects of the strong performance of the overall mortgage market in the first half of 2021 (resulting largely from the governmental mortgage subsidy support) underpinned by the promotion and development of the Mortgage Marketplace service including the addition of two new banks to the platform.

Operating expenses

Total operating expenses increased by 41% to RUB 1 842 million in the three months ended September 30, 2021 from RUB 1 302 million in the three months ended September 30, 2020, primarily driven by an increase in employee-related, marketing and IT expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Three months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021	Y-o-Y growth
	RUB	RUB	USD (1)
Operating expenses	1 302	1 842	25.3	41%
Marketing expenses	503	593	8.1	18%
Employee-related expenses, including	645	916	12.6	42%
Wages, salaries and related taxes	384	568	7.8	48%
Share-based payment expense	254	315	4.3	24%
IT expenses	64	144	2.0	125%
Depreciation and amortization	52	72	1.0	38%
Other operating expenses, including	38	117	1.6	208%
IPO related expenses	-	49	0.7	100%

1 Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1.00)

Employee-related expenses

Employee-related expenses increased by 42% to RUB 916 million in the three months ended September 30, 2021 from RUB 645 million in the three months ended September 30, 2020. Wages, salaries and related taxes and other employee related expenses were a total of RUB 601 million for the three months ended September 30, 2021 compared to RUB 391 million for the three months ended September 30, 2020. This increase was primarily due to growth in headcount, driven by the roll-out of some of the new initiatives, the acquisition of the N1 Group and hirings in preparation for the IPO.

Wages, salaries and related taxes as a percentage of revenue was flat year over year amounting to approximately 36%.

Marketing expenses

Marketing expenses increased to RUB 593 million in the three months ended September 30, 2021 from RUB 503 million in the three months ended September 30, 2020. This increase was primarily driven by growth in online and offline marketing, following the end of the COVID-19 lockdown-related restrictions and the implementation of our marketing strategy.

Marketing expenses as a percentage of revenue decreased to 38.1% in the third quarter of 2021 from 46.5% in the third quarter of 2020, driven primarily by the increase in revenue.

IT expenses

IT expenses increased by 125% to RUB 144 million in the three months ended September 30, 2021 from RUB 64 million in the three months ended September 30, 2020. This increase was primarily driven by our transition to cloud hosting services, expansion of our call tracking as well as the acquisition of the N1 Group.

Other operating expenses

Other operating expenses increased by 208% to RUB 117 million in the three months ended September 30, 2021 from RUB 38 million in the three months ended September 30, 2020, primarily driven by the IPO-related expenses.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the three months ended September 30, 2021 reached RUB 151 million, an increase of RUB 66 million, or 78% compared to RUB 85 million for the three months ended September 30, 2020. The growth in Adjusted EBITDA was primarily driven by the increase in revenue as well as operating leverage in our business.

Adjusted EBITDA Margin improved by 1.8 ppt reaching 9.7% for the three months ended September 30, 2021.

Core Business Adjusted EBITDA increased by 102% to RUB 340 million in the three months ended September 30, 2021 from RUB 168 million in the three months ended September 30, 2020. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Core Business Adjusted EBITDA Margin improved by 6.9 ppt reaching 23.1% for the three months ended September 30, 2021.

Mortgage Marketplace Adjusted EBITDA was a negative RUB 120 million in the three months ended September 30, 2021 compared to a negative RUB 65 million in the three months ended September 30, 2020. The dynamic was primarily driven by our investments in marketing associated with the promotion and development of the project and was partially offset by growth in revenue generated by the Mortgage Marketplace platform.

Net loss

Loss for the three months ended September 30, 2021 was RUB 299 million compared to a loss of RUB 240 million for the three months ended September 30, 2020. The change in net loss was driven by factors affecting our Adjusted EBITDA and offset by an increase in the share-based payment expenses as well as IPO-related expenses.

Recent Developments

Settlement of the Phantom Share Program

Prior to the IPO, we had a long-term incentive program for certain senior employees, which provided for cash payments based on the value of our ordinary shares upon occurrence of certain liquidity events, such as the IPO (the "Phantom Share Program"). The amount of the cash payment in respect of a vested phantom share is determined based on the increase in our ordinary share price between the grant date and the time of payment. In connection with the IPO, we amended the terms of the long-term incentive program, such that the employees may choose to receive payment for vested phantom shares in cash or in ordinary shares upon the completion of this offering.

Starting from 2015, we have granted phantom share awards equivalent to an aggregate of 4,923,042 phantom shares to 30 employees (including four former employees), 69.0% of which have vested by the IPO date.

Consequently, to satisfy our outstanding obligations under the Phantom Share Program that arose as a result of the IPO, we plan to pay approximately $29.4 million in cash and issue approximately 829,000 ordinary shares to our employees, including our CEO and CFO. The Phantom Share Program terminated upon completion of the IPO.

Outlook

The following forward-looking statement reflects our expectations regarding our performance as of November 24, 2021:

We currently expect our revenue to grow in the range of 45% to 48% compared to 2020.

This outlook reflects our current views and expectations only and is based on the trends we see as of the day of this press release. If such trends were to deteriorate or improve further the impact on our business and operations could deviate from than currently expected.

The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

Impact of COVID-19 on Our Operations and Financial Position

Since its outbreak in December 2019 to date, the COVID-19 pandemic has impacted our business operations and demand across all customer and user groups. Similarly to other countries, at several points in 2020, Russian federal and local government authorities introduced measures aimed at preventing the further spread of COVID-19, including, among others, lockdowns, bans on public events, closures of public places, border controls, travel restrictions and widespread “work-from-home” measures. For example, in March 2020, to slow the spread of COVID-19, the Russian government imposed a country-wide lockdown. In June 2021 and in September – November 2021, there have been further spikes in the spread of COVID-19 in Moscow and numerous other Russian regions, and the governmental authorities introduced a number of recommendations and restrictions.

The COVID-19 pandemic, its broad impact and preventive measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the Russian and global economy, employment levels, employee productivity, residential and commercial real estate and financial markets. This, in turn, has and may increasingly have a negative impact on our customers and users, their ability to effectuate real estate transactions, and in turn, our profitability and ability to operate our business.

In 2020, in response to the COVID-19 pandemic, we introduced several measures to mitigate its effects on our business as well as customer and user base. Specifically, to support our customers in these unprecedented circumstances, from April 2020, we temporarily offered our listing services free of charge across all cities and regions. The monetization of our listings in Moscow, the Moscow region, St. Petersburg and the Leningrad region was reinstated in July 2020, with certain discounts offered in the third quarter of 2020. In the second and third quarters of 2021, we also reinstated monetization in some additional regions, bringing the number of monetized regions to 21. The monetization in other regions remains temporarily suspended and its potential reintroduction is being assessed on a region by region basis.

Furthermore, during the COVID-19 pandemic crisis in 2020, we optimized our marketing and advertising expenses in order to align our marketing budgets with the suspension in monetization discussed above. Additionally, we also reduced discretionary spending and paused hiring for non-critical roles. Overall, we believe that the combination of these cost optimization efforts and changes in our monetization approach helped us to address the COVID-19 pandemic crisis in 2020.

The broader macroeconomic environment remains highly uncertain, and we are continuing to closely monitor the impact of the COVID-19 pandemic on our market, customers, users and business, which may continue to affect our financial results going forward.

Third Quarter 2021 Financial Results Conference Call

Cian will host a conference call and webcast on Wednesday, November 24, 2021 at 8:30 a.m. ET (4.30 p.m. Moscow) to review its third quarter 2021 financial results.

To participate in the conference call, please use the following details:

Russia dial-in (local):	+7 495 2839 705
United Kingdom (local):	020 3936 2999
United States (local):	+1 646 664 1960
All other locations:	+44 20 3936 2999
Access code:	642784

Our join the webcast:

https://streams.eventcdn.net/cianplc/2021-q3

About Cian

Cian is a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, with a strong presence across Russia and leading positions in the country’s key metropolitan areas. The Company ranks among the top ten most popular online real estate classifieds globally in terms of traffic (based on SimilarWeb traffic data for other online real estate classifieds and Google Analytics data for Cian for September 2021). Cian’s networked real estate platform connects millions of real estate buyers and renters to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban. In the third quarter of 2021, the Company had over 1.9 million listings available through its platform and an average UMV of over 18.7 million. Through its technology-driven platform and deep insights into the Russian real estate market the Company provides an end-to-end experience for its customers and users and helps them address multiple pain points on their journey to a new home or place to work.

Source: Cian PLC

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2021 and long-term growth strategy, as well as statements that include the words “target,” “believe,” “expect,” “aim,” “intend, intend,” may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our ability to maintain our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and our ability to achieve and maintain leading market position in certain other regions; our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market; our heavy dependence on our brands and reputation; any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets; any downturns in the Russian real estate market and general economic conditions in Russia; any effect on our operations due to cancellation of, or any changes to, the Russian mortgage subsidy program or other government support programs; further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal; our ability to establish and maintain important relationships with our customers and certain other parties; any failure to establish and maintain proper and effective internal control over financial reporting; any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls; any new or existing government regulation in the area of data privacy, data protection or other areas and the other important factors discussed under the caption “Risk Factors” in Cian’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 4, 2021 and our other filings with the SEC as such factors may be updated from time to time.

Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor contacts:

Varvara Kiseleva

Head of Capital Markets and IR

ir@cian.ru

Media contacts:

Russian media:

Olga Podoliaka

po@cian.ru

International media:

Hudson Sandler

cian@hudsonsandler.com

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Three months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	USD(1)
Revenue	1 081	1 557	21.4

Operating expenses:
Marketing expenses	(503)	(593)	(8.1)
Employee-related expenses	(645)	(916)	(12.6)
IT expenses	(64)	(144)	(2.0)
Depreciation and amortization	(52)	(72)	(1.0)
Other operating expenses	(38)	(117)	(1.6)
Total operating expenses	(1 302)	(1 842)	(25)

Operating loss	(221)	(285)	(3.9)
Finance costs	(19)	(15)	(0.2)
Finance income	3	5	0.1
Foreign currency exchange loss, net	-	(1)	(0.0)
Loss before income tax	(237)	(296)	(4.1)
Income tax expense	(3)	(3)	(0.0)
Loss for the period	(240)	(299)	(4.1)
Total comprehensive loss for the period	(240)	(299)	(4.1)

Loss per share
Basic and diluted loss per share attributable to ordinary equity holders of the parent	(4)	(5)	(0.1)
Basic and diluted weighted average number of ordinary shares, in thousand	59 433	65 000	65 000

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1.00)

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (in millions of RUB and USD, except share and per share amounts)

	Nine months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	USD(1)
Revenue	2 723	4 261	58.6

Operating expenses:
Marketing expenses	(1 139)	(1 722)	(23.7)
Employee-related expenses	(1 723)	(3 548)	(48.8)
IT expenses	(207)	(373)	(5.1)
Depreciation and amortization	(151)	(206)	(2.8)
Other operating expenses	(124)	(338)	(4.6)
Total operating expenses	(3 344)	(6 187)	(85)

Operating loss	(621)	(1 926)	(26.5)
Finance costs	(55)	(46)	(0.6)
Finance income	7	12	0.2
Foreign currency exchange loss, net	-	(28)	(0.4)
Loss before income tax	(669)	(1 988)	(27.3)
Income tax benefit	24	19	0.3
Loss for the period	(645)	(1 969)	(27.1)
Total comprehensive loss for the period	(645)	(1 969)	(27.1)

Loss per share
Basic and diluted loss per share attributable to ordinary equity holders of the parent	(11)	(31)	(0.4)
Basic and diluted weighted average number of ordinary shares, in thousand	59 433	64 168	64 168

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1.00)

Unaudited Interim Condensed Consolidated Statement of Financial Position (in millions of RUB and USD)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	31	46	0.6
Right-of-use assets	125	110	1.5
Goodwill	-	785	10.8
Intangible assets	257	1 216	16.7
Deferred tax assets	237	248	3.4
Other non-current assets	9	17	0.2
Total non-current assets	659	2 422	33.3

Current assets
Advances paid and prepaid expenses	88	74	1.0
Trade and other receivables	154	258	3.5
Prepaid income tax	-	6	0.1
Cash and cash equivalents	449	849	11.7
Other current assets	20	111	1.5
Total current assets	711	1 298	17.8
Total assets	1 370	3 720	51.1

Equity and liabilities
Equity
Share capital	-	2	0.0
Share premium	125	2 416	33.2
Accumulated losses	(997)	(2 966)	(40.8)
Total equity	(872)	(548)	(7.5)

Liabilities
Non-current liabilities
Employee share-based payment liability	636	-	-
Lease liabilities	77	58	0.8
Deferred tax liabilities	28	138	1.9
Total non-current liabilities	741	196	2.7

Current liabilities
Employee share-based payment liability	-	2 421	33.3
Borrowings	728	450	6.2
Contract liabilities	332	381	5.2
Trade and other payables	316	573	7.9
Income tax payable	15	2	0.0
Other taxes payable	74	204	2.8
Lease liabilities	36	41	0.6
Total current liabilities	1 501	4 072	56.0
Total liabilities	2 242	4 268	58.7
Total liabilities and equity	1 370	3 720	51.1

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1.00)

Unaudited Interim Condensed Consolidated Statement of Cash Flows (in millions of RUB and USD)

	Nine months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	USD(1)
Cash flows from operating activities
Loss before income tax	(669)	(1 988)	(27.3)
Adjusted for:
Depreciation and amortization	151	206	2.8
Employee share-based payment expense	503	1 785	24.5
Finance income	(7)	(12)	(0.2)
Finance costs	55	46	0.6
Foreign currency exchange loss, net	-	28	0.4
Changes in allowances on trade receivables and advances paid	-	3	0.0
Other non-cash items	(1)	2	0.0
Working capital changes:
Increase in trade and other receivables	(68)	(97)	(1.3)
Decrease / (increase) in advances paid and prepaid expenses	(10)	6	0.1
Increase in other assets	(13)	(57)	(0.8)
Increase in trade and other payables	41	190	2.6
Increase in contract liabilities	107	28	0.4
Increase in other liabilities	103	111	1.5
Cash generated from operating activities	192	251	3.4
Income tax paid	(24)	(20)	(0.3)
Interest received	7	9	0.1
Interest paid	(54)	(45)	(0.6)
Net cash generated from operating activities	121	195	2.7

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	-	(1 651)	(22.7)
Purchase of property and equipment	(15)	(37)	(0.5)
Purchase of intangible assets	(61)	(57)	(0.8)
Loan issued to a related party	-	(6)	(0.1)
Loans collected from employees	2	-	-
Net cash used in investing activities	(74)	(1 751)	(24.1)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	-	2 265	31.1
Proceeds from borrowings	320	-	-
Repayment of borrowings	-	(279)	(3.8)
Payment of principal portion of lease liabilities	(50)	(29)	(0.4)
Net cash generated from financing activities	270	1 957	26.9

Net increase in cash and cash equivalents	317	401	5.5
Cash and cash equivalents at the beginning of the period	148	449	6.2
Effect of exchange rate changes on cash and cash equivalents	1	(1)	(0.0)
Cash and cash equivalents at the end of the period	466	849	11.7

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1.00)

Non-IFRS Financial Measures and Supplemental Financial Information

Use of Non-IFRS Financial Measures

We use Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin as non-IFRS financial measure in assessing our operating performance and in our financial communications.

Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin are financial measures that are not calculated in accordance with IFRS. These non-IFRS financial measures should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin and Core Business Adjusted EBITDA Margin have limitations as analytical tools. Some of these limitations are:

•	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	they do not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

•	they do not reflect income tax payments that reduce cash available to us;

•	they do not reflect share-based compensation expenses and, therefore, do not include all of our employee-related expenses; and

•	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table below are our segment measures of profit or loss and, therefore, are not considered non IFRS financial measures and include adjustments for lease related amortization and interest, capitalized development costs, and operating expense related to software licenses.

The tables below provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Reconciliation of Adjusted EBITDA from net loss for the period, the most directly comparable IFRS financial measure

	Three months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	USD(1)
Loss for the period	(240)	(299)	(4.1)
Income tax expense	3	3	0.0
Loss before income tax	(237)	(296)	(4.1)
Depreciation and amortization	52	72	1.0
Finance expenses, net (2)	16	10	0.1
Foreign currency exchange loss, net	-	1	0.0
Share-based payment expenses	254	315	4.3
IPO-related costs	-	49	0.7
Adjusted EBITDA (3)	85	151	2.1
Adjusted EBITDA Margin (4)	7.9%	9.7%	9.7%

	Nine months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	USD(1)
Loss for the period	(645)	(1 969)	(27.1)
Income tax benefit	(24)	(19)	(0.3)
Loss before income tax	(669)	(1 988)	(27.3)
Depreciation and amortization	151	206	2.8
Finance expenses, net (2)	48	34	0.5
Foreign currency exchange loss, net	-	28	0.4
Share-based payment expenses	503	1 785	24.5
IPO-related costs	-	137	1.9
Adjusted EBITDA (3)	33	202	2.8
Adjusted EBITDA Margin (4)	1.2%	4.7%	4.7%

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1.00)

2Comprises finance costs and finance income for the respective periods

3Defined as loss for the period adjusted to exclude income tax benefit, finance costs, finance income, foreign currency exchange loss, net, depreciation and amortization, share-based payments under our equity-based incentive program consisting of phantom share options and IPO-related costs

4 Defined as Adjusted EBITDA divided by revenue for the respective periods

Segment Data and Reconciliation of Adjusted EBITDA, Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA2

	Three months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	USD(1)
Adjusted EBITDA	85	151	2.1
Capitalized development costs	(15)	-	-
Reclassification of lease related amortization and interest	(19)	(12)	(0.2)
Reclassification of operating expense related to software licenses to amortization	(8)	(14)	(0.2)

Core Business Adjusted EBITDA	168	340	4.7
Core Business Adjusted EBITDA for Moscow and the Moscow region (3)	511	629	8.6
Core Business Adjusted EBITDA for Other regions (3)	(343)	(289)	(4.0)
Mortgage Marketplace Adjusted EBITDA	(65)	(120)	(1.6)
Valuation and Analytics Adjusted EBITDA	(26)	(10)	(0.1)
C2C Rental Adjusted EBITDA	(34)	(34)	(0.5)
End-to-End Offerings Adjusted EBITDA	-	(51)	(0.7)

	Nine months ended (unaudited)
	September 30, 2020	September 30, 2021	September 30, 2021
	RUB	RUB	USD(1)
Adjusted EBITDA	33	202	2.8
Capitalized development costs	(31)	-	-
Reclassification of lease related amortization and interest	(56)	(42)	(0.6)
Reclassification of operating expense related to software licenses to amortization	(22)	(34)	(0.5)

Core Business Adjusted EBITDA	278	746	10.3
Core Business Adjusted EBITDA for Moscow and the Moscow region (3)	1 129	1 699	23.4
Core Business Adjusted EBITDA for Other regions (3)	(851)	(953)	(13.1)
Mortgage Marketplace Adjusted EBITDA	(162)	(352)	(4.8)
Valuation and Analytics Adjusted EBITDA	(95)	(46)	(0.6)
C2C Rental Adjusted EBITDA	(97)	(105)	(1.4)
End-to-End Offerings Adjusted EBITDA	-	(117)	(1.6)

1Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1.00)

2The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table below are our segment measures of profit or loss and, therefore, are not considered non IFRS financial measures and include adjustments for lease related amortization and interest, capitalized development costs, and operating expense related to software licenses

3For the purpose of calculating Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions: (i) revenues are attributed to the relevant region based primarily on the location of the relevant property listed; and (ii) costs are directly attributed to the relevant region with respect to which they were incurred, when possible. Due to the integrated structure of our business, certain costs may benefit all our regions. These costs primarily include certain headcount-related expenses, certain marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses, such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to Moscow and the Moscow region and Other regions based on the estimated benefit each region receives from such expenses, using specific allocation drivers representing this benefit

Other Historical Operational Data

	Average UMV (1) (in millions)	Listings (2) (in millions)	Listings Moscow and the Moscow region	Listings Other regions	Leads to developers (3) (in thousands)
March 31, 2019	12.7	1.98	0.38	1.60	48.0
June 30, 2019	12.6	1.98	0.39	1.59	41.5
September 30, 2019	14.0	1.92	0.37	1.55	45.8
December 31, 2019	14.1	1.78	0.35	1.43	44.3
March 31, 2020	15.5	1.74	0.32	1.42	54.1
June 30, 2020	14.9	2.30	0.46	1.83	50.0
September 30, 2020	18.0	2.38	0.37	2.01	75.2
December 31, 2020	17.6	2.14	0.32	1.82	66.0
March 31, 2021	21.0	2.04	0.30	1.74	60.4
June 30, 2021	19.7	2.25	0.32	1.93	53.5
September 30, 2021	18.7	1.90	0.31	1.59	57.4

1 Average Unique Monthly Visitors (UMV) means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, 2019 and their respective interim periods, Average UMV is calculated based on Google Analytical data; for the third quarter of 2021, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data. We calculate UMV using cookies and count the first time a computer or mobile device with a unique IP address accesses our platform during a month. If an individual accesses our platform using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor

2 Listings means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period

3 Leads to developers means the number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period